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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

CERADYNE, INC.
(Name of Subject Company (Issuer))

3M COMPANY
CYBORG ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

156710105
(CUSIP Number of Class of Securities)

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55144
(651) 733-2204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Christopher E. Austin
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$860,567,120	$117,381.36

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 24,587,632 shares of common stock, $0.01 par value per share, of Ceradyne, Inc. (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of September 28, 2012 (i) 24,047,187 Shares issued and outstanding, (ii) 201,875 Shares issuable upon the exercise of outstanding options and (iii) 338,570 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $35.00 per Share.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒    third-party tender offer subject to Rule 14d-1.

        ☐    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Cyborg Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of 3M Company, a Delaware corporation ("3M"), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Ceradyne, Inc., a Delaware corporation ("Ceradyne"), at a price of $35.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2012 (the "Offer to Purchase"), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ceradyne, Inc., a Delaware corporation. Ceradyne's principal executive offices are located at 3169 Red Hill Avenue, Costa Mesa, California 92626. Ceradyne's telephone number at such address is (714) 549-0421.

        (b)   This Schedule TO relates to the issued and outstanding shares of Common Stock, par value $0.01 per share, of Ceradyne. According to Ceradyne, as of September 28, 2012, there were an aggregate of (i) 24,047,187 Shares issued and outstanding, (ii) outstanding options to purchase 201,875 Shares, and (iii) outstanding restricted stock units, payable on a one-for-one basis, with respect to 338,570 Shares.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and 3M. The information set forth in Section 9—"Certain Information Concerning Purchaser and 3M" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 10 and 11—"Certain Information Concerning Purchaser and 3M," "Background of the Offer; Contacts with Ceradyne" and "Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7 and 11—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" and "Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 9 and 11—"Certain Information Concerning Purchaser and 3M" and "Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 11 and 16—"Background of the Offer; Contacts with Ceradyne," "Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10 and 11—"Certain Information Concerning Purchaser and 3M," "Background of Offer; Contacts with Ceradyne" and "Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 12 and 15—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) The information set forth in Section 15—"Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 15, 2012
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by 3M Company and Ceradyne, Inc. on October 1, 2012 (1)
(a)(5)(B)	Form of summary advertisement, published October 15, 2012 in The Wall Street Journal
(a)(5)(C)	Press Release issued by 3M Company on October 15, 2012
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2012, by and among Purchaser, 3M Company and Ceradyne, Inc. (2)
(d)(2)	Voting and Tender Agreement, dated as of September 30, 2012, by and among Purchaser, 3M Company and certain stockholders of Ceradyne, Inc. (3)
(d)(3)	Confidentiality Agreement, dated as of June 20, 2012, by and between 3M Company and Ceradyne, Inc.
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by 3M Company on October 1, 2012

(2)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Ceradyne, Inc. on October 2, 2012

(3)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Ceradyne, Inc. on October 2, 2012

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012	3M COMPANY
	By:	/s/ GREGG M. LARSON
	Name:	Gregg M. Larson
	Title:	Deputy General Counsel and Secretary
CYBORG ACQUISITION CORPORATION
	By:	/s/ WILLIAM R. MYERS
	Name:	William R. Myers
	Title:	President and Director

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 15, 2012
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by 3M Company and Ceradyne, Inc. on October 1, 2012 (1)
(a)(5)(B)	Form of summary advertisement, published October 15, 2012 in The Wall Street Journal
(a)(5)(C)	Press Release issued by 3M Company on October 15, 2012
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2012, by and among Purchaser, 3M Company and Ceradyne, Inc. (2)
(d)(2)	Voting and Tender Agreement, dated as of September 30, 2012, by and among Purchaser, 3M Company and certain stockholders of Ceradyne, Inc. (3)
(d)(3)	Confidentiality Agreement, dated as of June 20, 2012, by and between 3M Company and Ceradyne, Inc.
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by 3M Company on October 1, 2012

(2)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Ceradyne, Inc. on October 2, 2012

(3)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Ceradyne, Inc. on October 2, 2012

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX